HYDROGENICS
Advanced Hydrogen Solutions

Fourth Quarter and 2011 Results







Hydrogen, produced by Hydrogenics advanced electrolysis technology, is the only true zero emission fuel from production to consumption.

HYDROGENICS
Advanced Hydrogen Solutions

Safe Harbor Statement

Certain statements in the Business Update and Order Backlog sections contain forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities laws. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; our inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in our regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect our future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this presentation, and we undertake no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation, unless otherwise required by law. The forward-looking statements contained in this presentation are expressly qualified by this.

Business Update

- Order backlog was $29.1 million at December 31, 2011 - up 70% year-over-year.
- Secured $11.9 million of orders in the fourth quarter for renewable energy storage, hydrogen fueling, industrial gas and fuel cell applications, an increase of 240% over the previous year and the second sequential quarterly increase of over 100%.
- Exited the fourth quarter with $10.0 million of cash and restricted cash, reflecting increases of $0.8 million and $1.0 million, respectively, compared with September 30, 2011 and December 31, 2010.
- Fourth quarter EBITDA loss decreased by 18.8% to $1.3 million as a result of increased revenues and a decrease in cash operating costs.





Growth Story







- Several energy storage projects under development with major utilities coming toward the end of long development cycle
- Growing interest in "Power to Gas" application where renewable electrical energy is converted to hydrogen and stored in the natural gas system
- Continuing strength in demand for industrial electrolysis product with strong firm order backlog and sales funnel
- Fuel Cell segment – we are seeking profitable growth in:
  - Our joint activity with Commscope for telecom
  - Mobility projects where we see strong demand
  - Custom technology integration opportunities
- All of the above supports strong revenue increase in 2012

Power to Gas: Hydrogen Enabled Storage & Grid Stabilization



The Walls are falling on three solitudes


1000
800
600
400
200
0
930 PJ
953 PJ
86 PJ
88 PJ
Power to Gas - A new flow path with potential
Natural Gas
Transportation
Electricity
Other
Transportation
Industrial
Commercial / Instit
Residential

Example data from the Ontario Canada Energy System

A New Bridge Between Electricity & Gas


Challenge
Accommodate more Renewables
Electrical Transmission & Distribution Grid
Electrical Market
Secure & Balanced Operation
H2 Electrolysis + Gas Storage Creates Bridge between established infrastructure
Generation – When & Where Needed Most
Ontario's Gas Storage & Distribution Grid
Gas Transmission & Distribution Grid
Natural Gas Market
Secure & Balanced Operation

Interconnection of the electric grid and gas grid for storage purposes


HYDROGENICS
Advanced Hydrogen Solutions
Electricity Grid
Grid Stabilization Function
Excess Renewable & Surplus Baseload
Electrolysis to Hydrogen Dynamic Load
Natural Gas Network
Natural Gas Generation Assets
Large Gas Storage Pools
Large Scale Hydrogen or Syngas Storage
Industrial Uses
Transportation
Existing Natural Gas Structure Ch4/H2 Mixture
Hydrogen systems

The Benefits of "Power to Gas"

- Transporting energy via a gas pipeline is considerably less expensive than transporting electricity
- The ability to perform fast regulation services
- Improved utilization of existing generating assets
- Ability to perform energy time arbitrage
- Ability to perform energy spatial arbitrage (Charge, storage, transport and generation can be separated)
- Offset of new electrical transmission requirements
- Increased grid flexibility
- Infrastructure for energy transmission, storage and distribution immediately available

Reality becoming evident
With Emerging Global Project Announcements

- Germany – Performing Energy Alliance – Berlin area 2MW
- Germany – EON 2 MW Falkenhagen
- Germany – Audi – e-gas – 6MW
- Canada – Remote community diesel replacement
- Canada – Gas & Electric Utility renewable energy storage
- France – National Research Agency ANR
- Japan – Post Tsunami community reconstruction vision
- South America – Large scale Hydro
- Hydrogenics History 12 remote community projects(<1MW)

Revenues

Three months ended December 31, 2011


Revenues
$M
8
7
6
5
4
3
2
1
0
5.8
31.0%
7.6
2010
2011
Power Systems
OnSite Generation


Revenues By Business Unit
$M
8
6
4
2
0
4.1
7.0
1.7
0.6
OnSite Generation
Power Systems
2010
2011

Notes

Revenues were $7.6 million, an increase of 31.0%, reflecting increased order bookings in the OnSite Generation business unit driven by growth in industrial, fueling and renewable energy markets.

HYDROGENICS
Advanced Hydrogen Solutions

Revenues

Year ended December 31, 2011



Revenues
$M
25
20
15
10
5
0
2010
2011
20.9
23.8
13.9%
Power Systems
OnSite Generation



Revenues By Business Unit
$M
20
15
10
5
0
15.9
19.7
5.0
4.1
OnSite Generation
Power Systems
2010
2011

Notes

Revenues were $23.8 million, an increase of 13.9%, reflecting increased order bookings in OnSite Generation driven by growth in industrial, fueling and renewable energy storage markets.

Gross Profit

Three months ended December 31, 2011

Gross Profit


%
40
30
20
10
0
33.9
6.8 Percentage Points
27.1
2010
2011
Power Systems
OnSite Generation

Gross Profit By Business Unit


%
80
70
60
50
40
30
20
10
0
29.9
22.6
43.6
72.0
OnSite Generation
Power Sytems
2010
2011

Notes

Gross profit was 27.1% a decrease of 6.8 percentage points, primarily resulting from variations in product mix in the OnSite Generation business unit. This also includes the reversal of warranty and inventory reserves in our Power Systems business unit.

Gross Profit

Year ended December 31, 2011



Gross Profit
%
30
20
10
0
25.9
2.9 Percentage Points
23.0
2010
2011
Power Systems
On Site Generation



Gross Profit By Business Unit
%
50
40
30
20
10
0
21.0
21.3
41.4
31.4
On Site Generation
Power Sytems
2010
2011

Notes

Gross profit was 23.0%, a decrease of 2.9 percentage points, primarily reflecting lower gross margins in the Corporation's Power Systems business unit. On Site Generation's gross profit remained consistent.

HYDROGENICS
Advanced Hydrogen Solutions

Cash Operating Costs

Three months ended December 31, 2011



$M
5
4
3
2
1
0
-1
3.5
8.6%
3.2
1.0
2.5
3.5
(0.3)
R&D
SG&A
2010
2011

Notes

- Cash operating costs were $3.2 million, a decrease of 8.6%, resulting from an increase of $1.3 million in research and product development funding, partially offset by increased selling, general and administration costs associated with increased overall commercial activities.
- Cash operating costs are defined as the sum of selling, general and administrative expenses ("SG&A") and research and product development ("R&D"), less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to our share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to slide 21 for a reconciliation of this measure to loss from operations.

Cash Operating Costs

Year ended December 31, 2011


$M
15.0
10.0
5.0
0.0
13.4
8.2%
12.3
3.4
2.9
10.0
9.4
2010
2011
R&D
SG&A

Notes

- Cash operating costs were $12.3 million, a decrease of $1.1 million or 8.2% year-over-year, reflecting: (i) a $0.9 million increase in research and product development funding; and (ii) $0.6 million of cost savings from ongoing cost reduction efforts including the move to a new lower cost facility in Mississauga, Ontario; partially offset by (iii) a $0.4 million increase in research and development expenditures.

Q4 Results (in $ millions)

	Three months ended December 31				Change	
		2011		2010	$	%
Revenues	$	7.6	$	5.8	1.8	31.0
Gross Profit (excluding amortization and depreciation)		2.1		2.0	0.1	5.0
Percentage of revenues		*27.6*		*34.5*		
Operating Expenses						
Selling, general and administrative (excluding amortization and depreciation)		3.7		2.7	1.0	37.0
Research and product development		(0.3)		0.9	(1.2)	(133.3)
EBITDA	$	(1.3)	$	(1.6)	0.3	18.8

Notes

- EBITDA is defined as net loss excluding finance income, net, other losses, depreciation and amortization. EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.
- Management uses EBITDA as a useful measure of cash flows. Refer to slide 22 for a reconciliation of this measure to net loss.

HYDROGENICS
Advanced Hydrogen Solutions

YTD Results (in $ millions)

	Year ended December 31				Change	
		2011		2010	$	%
Revenues	$	23.8	$	20.9	3.0	13.9
Gross Profit (excluding amortization and depreciation)		5.7		5.6	0.1	1.8
Percentage of revenues		*23.9*		*26.8*		
Operating Expenses						
Selling, general and administrative (excluding amortization and depreciation)		11.0		10.5	0.5	4.8
Research and product development		2.9		3.4	(0.5)	(14.7)
EBITDA	$	(8.2)	$	(8.3)	(0.1)	(1.2)

Notes

- EBITDA is defined as net loss excluding finance income, net, other losses, depreciation and amortization. EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.
- Management uses EBITDA as a useful measure of cash flows. Refer to slide 22 for a reconciliation of this measure to net loss.

Order Backlog

As at December 31, 2011

($M)

	Sept. 30/11 Backlog	Orders Received	Orders Delivered	Dec. 31/11 Backlog
OnSite Generation	$ 23.2	$ 11.0	$ 7.0	$ 27.2
Power Systems	1.6	0.9	0.6	1.9
Total	$ 24.8	$ 11.9	$ 7.6	$ 29.1

Consolidated Balance Sheet Highlights

($M)

	Dec. 31, 2011	Dec. 31, 2010	Change $	Change %
Cash and cash equivalents and restricted cash	$ 10.0	$ 9.0	1.0	11.1
Trade, other and grants receivable	4.3	6.2	(1.9)	(30.6)
Inventories	9.3	8.4	0.9	10.7
Trade and other payables	10.0	6.6	3.4	51.5
Warrants	1.5	1.3	0.2	15.4

HYDROGENICS
Advanced Hydrogen Solutions

Reconciliation of Non-IFRS Measures
Cash Operating Costs

($M)

	Three months ended December 31, 2011	Year ended December 31, 2011
Cash operating costs	$ 3.2	$ 12.3
Less: Gross profit	(2.1)	(5.5)
Add: Stock-based compensation	0.1	0.7
Add: Deferred compensation plans indexed to share price	0.1	0.7
Add: Other losses	-	0.1
Add: Amortization and depreciation	0.3	1.0
Loss from operations	$ 1.6	$ 9.3

HYDROGENICS
Advanced Hydrogen Solutions

Reconciliation of Non-IFRS Measures EBITDA

($M)	Three months ended December 31, 2011		Year ended December 31, 2011	
EBITDA loss	$	1.3	$	8.2
Add: Amortization and depreciation		0.3		1.0
Add: Other losses, net		-		0.1
Add: Finance (income) loss, net		(0.4)		0.5
Net loss	**$**	**1.2**	**$**	**9.8**

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